SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule TO/A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934


                                 Amendment No. 2
                            (Name of Subject Company)


                 Capital Realty Investors II Limited Partnership
                         A Maryland limited partnership


                                at $175 Per Unit


                                       by

                 Equity Resource Fund XXII Limited Partnership,
                       a Massachusetts limited partnership

                         Equity Resource Investments LLC
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                         Equity Resource Investments LLC
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

================================================================================

                    Transaction Valuation*             Amount of Filing Fee
                          $ 875,000                          $ 175.00
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*    For purposes of calculating the filing fee only. This calculation assumes the purchase of 5,000 Units at a purchase price of $175 per Unit in the Partnership.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
--------------------------------------------------------------------------------

     Amount Previously Paid:    $175            Filing Party:  Equity Resource
                                                               Fund XXII Limited
                                                               Partnership

     Form of Registration No.:  Schedule TO/T   Date Filed:    January 23, 2004
--------------------------------------------------------------------------------

================================================================================

                                 AMENDMENT NO. 2

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") by Equity Resource Fund XXII, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resource Investments LLC, its manager (collectively the "Purchaser") to purchase 5,000 units (the "Units") of limited partnership interests in Capital Realty Investors II Limited Partnership, a Maryland limited partnership (the "Partnership"), at $175 for each Unit, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after January 23, 2004 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(l) and (a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

        ITEMS 4


ITEM 4--TERMS OF THE TRANSACTION


        "The Offer-Section 4-Withdrawal Rights" is amended in its entirety to read as follows:


        "Section 4. Withdrawal Rights.


        Except as otherwise provided in this Section 4, tenders of Units made pursuant to the Offer are irrevocable. Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In the event that the Offer is extended beyond the Expiration Date, the Units tendered may be withdrawn at any time prior to the end of the extension period. Tendering limited partners will additionally have withdrawal rights as provided under Exchange Act 14(d)(5). According to the act, "securities deposited pursuant to a tender offer or request or invitation for tenders may be withdrawn by or on behalf of the depositor . . . at any time after sixty days from the date of the original tender offer or request or invitation, except as the Commission may otherwise prescribe by rules, regulations, or order as necessary or appropriate in the public interest or for the protection of investors." For the purposes of the Offer, sixty days from the date of the original tender offer will be March 23, 2004.


        In order for a withdrawal to be effective, a signed, written transmission notice of withdrawal must be timely received by the Purchaser at its address set forth on the last page of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, and the number of Units to be withdrawn. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the Expiration Date by following the procedures described in Section 3.

        All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding.

        The Purchaser will pay for or return tendered Units promptly after the termination or withdrawal of the Offer"


        "The Offer-Section 15-Conditions of the Offer" is amended in its entirety to read as follows:

        "Section 15. Conditions of the Offer

        The Purchaser will not be required to accept for payment or to pay for any Units tendered, and may amend or terminate the Offer if the general partner of the Partnership or its transfer agent are unable to confirm after being contacted by the Purchaser that the Agreement of Sale is properly completed and duly executed. The Purchaser will contact the general partner or transfer agent to verify the satisfaction of this condition upon receipt of executed documents and will notify Limited Partners promptly if this condition is not satisfied.

        Purchaser will not be required to accept for payment or to pay for any Units unless the Purchaser has received assurances from the Partnership that the tendering Limited Partner's address will be changed to the Purchaser's address pursuant to the terms and conditions of the Offer. The Purchaser will contact the general partner or transfer agent to verify the satisfaction of this condition upon receipt of executed documents and will notify Limited Partners promptly if this condition is not satisfied.


        Limited partners may independently confirm the satisfaction of these conditions by contacting the general partner of the Partnership at the telephone number located in Section 10 of the Offer. The conditions set forth in this Section 15 are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances giving rise to that condition. The conditions set forth in this Section 15 may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion prior to the expiration of the offer. The conditions set forth in this
        Section 15 will be waived by the Purchaser upon the expiration of the offer. The failure by the Purchaser at any time on or prior to the expiration of the offer to exercise these rights will not be deemed a waiver of those rights, which rights will be deemed to be ongoing and may be asserted at any time and from time to time on or prior to the expiration of the offer. Any determination by the Purchaser concerning the events described in this Section 15 will be final and binding upon all parties. The Purchaser confirms that it has disclosed all conditions of the Offer and that all conditions of the Offer must be satisfied prior to the expiration of the Offer. If any material conditions of the Offer are waived, the Purchaser will amend the Offer to disclose its waiver. If the amendment is filed with less than five (5) business days remaining in the Offer, the Purchaser will extend the offer giving limited partners at least five (5) business days following the amendment to consider the amended offer."

                               SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 20, 2004      Equity Resource Fund XXII Limited Partnership,
                               a Massachusetts limited partnership


                               By: /s/ Eggert Dagbjartsson
                                   ----------------------------------
                                         Eggert Dagbjartsson
                                         General Partner

                               Equity Resource Investments LLC
                               A Massachusetts limited liability company

                               By: /s/ Eggert Dagbjartsson
                                   ----------------------------------
                                         Eggert Dagbjartsson
                                         Managing Director

                               Eggert Dagbjartsson

                               By: /s/ Eggert Dagbjartsson
                                   ----------------------------------
                                         Eggert Dagbjartsson

                                  EXHIBIT INDEX


                                                                    Sequential
Exhibit No.                         Description                    Page Number
------------        --------------------------------------------   -----------

(a)(1) -            Offer to Purchase, dated January 23, 2004.*        4-28

(a)(2) -            Transmittal letter, dated January 23, 2004.*        29

(a)(3) -            Agreement of Sale and Assignment*                 30-33

(a)(4)              Summary Advertisement*                              34

(a)(5)              Press Release dated February 20, 2004.

(b) -               Not applicable.

(c) -               Not applicable.

(d) -               Not applicable.

(e) -               Not applicable.

(f) -               Not applicable.

(g)                 Not applicable

(h)                 Not applicable.

* - Previously filed